A3k
3/4

09057691

SEC Mail Processing Section
2009
Washington, DC
103

UN[illegible]
SECURITIES AN[illegible]
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response . . . 12.00

SEC Mail Processing Section
FEB 26 2009
Washington, DC
103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31//08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Allstate Financial Services, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2920 South 84th Street
(No. and Street)

Lincoln	**NE**	**68506**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Webb **847-402-6509**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William Webb, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Allstate Financial Services, LLC for the year ended December 31, 2008, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date 2/13/09

Treasurer

Title

OFFICIAL SEAL
KATHERINE GREFSHEIM
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/26/09

Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Operations).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Member
Allstate Financial Services, LLC
Lincoln, NE

We have audited the accompanying statement of financial condition of Allstate Financial Services, LLC (the "Company") (a wholly owned subsidiary of Allstate Insurance Company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Allstate Financial Services, LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2009

ALLSTATE FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$26,500,543
COMMISSIONS RECEIVABLE (Net of allowance of $26,060)	2,368,456
DEFERRED INCOME TAXES	4,660,093
INCOME TAXES RECEIVABLE FROM AFFILIATE	90,917
OTHER ASSETS	2,457,765
TOTAL	$36,077,774

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Commissions payable	$15,198,645
Payable to affiliates	5,983,611
Accounts payable and accrued expenses	1,038,878
Total liabilities	22,221,134
MEMBER'S EQUITY	13,856,640
TOTAL	$36,077,774

See notes to financial statements.

ALLSTATE FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

1. GENERAL

Basis of Presentation — The accompanying financial statements include the accounts of Allstate Financial Services, LLC (the "Company"), a limited liability company wholly owned by Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Holdings ("Allstate Holdings"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Nature of Operations — The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company sells mutual funds issued by unaffiliated providers, and variable annuity and variable life contracts issued by affiliated and unaffiliated insurers. These products are sold by independent and exclusive insurance agents registered with the Company and affiliated with Allstate Life Insurance Company ("Allstate Agents"). Allstate Agents are authorized to sell products issued by affiliated and unaffiliated providers in all 50 states and the District of Columbia. The Company derives revenue from commission income and pays commissions to these Allstate Agents and incurs other expenses associated with Company operations.

Prior to June 1, 2006, the variable annuity contracts sold by the Company were issued by Allstate Life Insurance Company ("Allstate Life"), Lincoln Benefit Life Company ("LBL", a subsidiary of Allstate Life), Allstate Life Insurance Company of New York ("ALNY", a subsidiary of Allstate Life) and unaffiliated insurers. On June 1, 2006, Allstate Life, ALNY, and The Allstate Corporation completed the disposal of substantially all of their variable annuity business pursuant to a definitive reinsurance agreement with Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America. Effective June 1, 2006, the Company has a selling agreement with The Prudential Insurance Company of America, Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey (collectively "Prudential") whereby Prudential is the exclusive provider to the Company of variable annuity products for a period ending June 1, 2009 and a non-exclusive preferred provider for the two years ending June 1, 2011. The variable life contracts are issued by LBL, ALNY and unaffiliated insurers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Allowance for Commission Refunds — For variable life contracts, on the effective date of the contracts, annualized commission revenues receivable from LBL or ALNY and annualized commission expenses payable to the Allstate Agents are calculated and recorded. These amounts are received from LBL or ALNY and remitted to the Allstate Agents periodically during the month. Premium related to these contracts may be collected from the customer throughout the year. Upon cancellation of a variable life contract in the first year, the Company must refund a pro rata portion of the annualized commission revenue received to LBL or ALNY, whether or not the commission expense paid to the Allstate Agent is recovered. The Company has established an allowance for revenue refunds due to LBL or ALNY through accounts payable and accrued expenses. The allowance is estimated based on historical variable

life persistency rates, agent compensation rates and agent termination rates. To the extent that commissions on these contracts have not been received from LBL or ALNY and are reflected as commissions receivable on the Statement of Financial Condition, an estimate of these commissions that will not be collected due to contract cancellation is reflected as an allowance and $19,154 is netted against the related receivable. For commissions, which have been received from LBL or ALNY, the estimate of commission refunds of $249,063 is recorded in accounts payable and accrued expenses on the Statement of Financial Condition.

For certain variable annuity contracts sold by the Company and issued by unaffiliated insurers, commission income is recorded when received, which is in advance of the settlement of the contracts but subsequent to the agent completing their obligations and the unaffiliated provider declaring the contacts valid. The commissions are subject to refund in the event the underlying contracts are not settled. The Company periodically evaluates refund exposure for these contracts and records an allowance for commission refunds. The allowance is estimated based on historical refunds, agent compensation rates and agent termination rates. To the extent that commissions on these contracts have not been received and are reflected as commissions receivable on the Statement of Financial Condition, an estimate of these commissions that will be refunded due to contract termination is reflected as an allowance and $6,906 is netted against the related receivable. For commissions, which have been received, the estimate of commission refunds of $545,760 is recorded in accounts payable and accrued expenses on the Statement of Financial Condition.

Income Taxes — The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax basis of assets and liabilities at the enacted tax rates.

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash equivalents include highly liquid investments in money market funds with original maturities of less than ninety days, when applicable, that are not held for sale. Money market funds are carried at fair value, which is equal to the net asset value of the funds.

Fair Value of Financial Assets — The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), as of January 1, 2008 for its financial assets that are measured at fair value. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. The adoption did not have an effect on the Company's determination of fair value.

In determining fair value, the Company uses the market approach which utilizes market transaction data for the same or similar instruments. SFAS No. 157 establishes a hierarchy for inputs used in determining fair value that maximize the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available.

Observable inputs are those used by market participants in valuing financial instruments that are developed based on market data obtained from independent sources. The Company uses prices that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices may be reduced. This condition could cause an instrument to be reclassified from Level 1 to Level 2, or from Level 2 to Level 3.

Financial assets recorded on the Statement of Financial Condition at fair value as of December 31, 2008 comprise money market funds included as a component of cash and cash equivalents and are categorized in the fair value hierarchy based on the reliability of inputs to the valuation techniques as follows:

Level 1 — Financial assets whose values are based on unadjusted quoted prices for identical assets in an active market that the Company can access.

Level 2 — Financial assets whose values are based on the following:

i. Quoted prices for similar assets in active markets;

ii. Quoted prices for identical or similar assets in non–active markets; orc) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3 — Financial assets whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the financial assets.

During the reporting period, all money market funds consist of shares of actively traded mutual funds totaling $26,347,813 as of December 31, 2008 that have daily quoted net asset values for identical assets that the Company can access and are categorized as Level 1. The net asset values are received monthly from the third party custodial financial institution.

Adopted Accounting Standard — In October 2008, the FASB issued FASB Staff Position No. FAS 157–3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157–3"), which clarifies the application of SFAS 157 in a market that is not active. The Company adopted the provisions of FSP FAS 157–3 as of September 30, 2008. The adoption of SFAS No. 157 and FSP FAS 157–3 did not have an effect on the Company's financial statements.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Alternative Standard promulgated under the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $250,000 or 2% of aggregate customer debits, as defined under the Rule.

As of December 31, 2008, the Company had net capital, as defined under the Rule, of $10,460,734, which was $10,210,734 in excess of required net capital of $250,000. The Company did not have any aggregate customer debits, as defined under the Rule.

The Company has a capital support agreement with Allstate. As long as the Company is a wholly-owned subsidiary, Allstate shall make cash payments to the Company as necessary to enable the Company to maintain Net Capital of at least $10 million at all times in order to have sufficient cash for operating needs and to pay contractual obligations as they become due.

4. INCOME TAXES

As a limited liability company, the Company's 2008 loss will be reported on Allstate's income tax return as the Company's sole member. Allstate will join the Corporation and its other eligible domestic

subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle or receive its share of Allstate's 2008 tax liability or benefit, respectively, with Allstate. Effectively, this results in the Company's annual income tax benefit being computed, with adjustments, as if the Company filed a separate return.

The Company had no liability for unrecognized tax benefits at December 31, 2008 and there was no activity related to unrecognized tax benefits during the year. The Company believes that it is reasonably possible that the liability balance will not significantly increase or decrease within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

The deferred income tax asset at December 31, 2008 primarily represents the tax effect of the temporary difference resulting from the accrued bonus. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved in the consolidated tax return.

5. RELATED-PARTY TRANSACTIONS

Allstate and its affiliates provide services and pay certain expenses on behalf of the Company, including commissions, salaries and employee benefits, and general and administrative expenses. The Company reimburses Allstate and its affiliates on a monthly basis. At December 31, 2008, $5,435,060 is payable for these expenses and is included in "Payable to affiliates".

The Company receives commission income on the sale of variable annuity and variable life contracts from Allstate Life, LBL and ALNY. At December 31, 2008, $950,716 is receivable and is included in "Commissions Receivable".

Certain other corporate services and administrative costs are provided by the Corporation and its subsidiaries to the Company through the Corporation's expense allocation process and reimbursed on a monthly basis. At December 31, 2008 $548,551 is payable for these expenses and is included in "Payable to affiliates".

6. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in financial assets, including money market funds, and incurs various financial liabilities. The fair value of money market funds is equal to the net asset value reported by the funds. The fair value of all other assets and liabilities approximates their carrying value, as they are short-term in nature.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The company's agreement with its clearing broker contains a clause that indemnifies the clearing broker from losses on transactions in which the customer fails to satisfy its terms. The Company's liability under these agreements is not determinable until such transactions occur. Upon occurrence, these transactions are settled immediately. As a result, no contingent liability is accrued for these transactions. Historically, the company has not made material payments pursuant to this obligation.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Member
Allstate Financial Services, LLC
Lincoln, Nebraska

In planning and performing our audit of the financial statement of Allstate Financial Services, LLC (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 23, 2009 and such report expressed an unqualified opinion on that financial statement), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statement will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END